UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Brookfield Infrastructure Partners LP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G16252101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. G16252101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Phillips, Hager & North Investment Management Ltd. ("PH&N")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	4,082,981[1]

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	4,082,981[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,082,981

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9)		6.5%

12.	Type of Reporting Person (See Instructions)		IA

1 Phillips, Hager & North Investment Management Ltd. is an affiliate of RBC Asset Management, Inc. with which joint beneficial ownership may be deemed to be held.

2 See footnote 1.

CUSIP Nos. G16252101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RBC Asset Management Inc. ("RBC AM")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	4,082,981[3]

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	4,082,981[4]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,082,981

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9)		6.5%

12.	Type of Reporting Person (See Instructions)		FI

3 RBC Asset Management Inc. is an affiliate of Phillips, Hager & North Investment Management Ltd. with which joint beneficial ownership may be deemed to be held.

4 See footnote 3.

Item 1.

(a)	Name of Issuer Brookfield Infrastructure Partners LP

(b)	Address of Issuer’s Principal Executive Offices Cannon's Court 22 Victoria Street Hamilton, Hm12, Bermuda
Item 2.
(a)	Name of Person Filing 1. Phillips, Hager & North Investment Management Ltd. 2. RBC Asset Management Inc.

(b)

Address of Principal Business Office or, if none, Residence
1.   Waterfront Centre, 20th Floor
      200 Burrard Street

      Vancouver, BC Canada  V6C 3N5
2.   Royal Trust Tower, Suite 3800

      77 King Street West

      Toronto, Ontario,  M5K 1H1

(c)	Citizenship 1. Canada 2. Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Numbers G16252101
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,082,981
(b)	Percent of class: 6.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 4,082,981
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 4,082,981

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Note applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

1.     PH&N is a registered investment advisor.  Accounts managed on a discretionary basis by PH&N are known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from, the sale of such securities.

2.     Accounts managed on a discretionary basis by RBC AM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, I, as authorized signatory for RBC Asset Management Inc., also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution.  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2010

PHILLIPS, HAGER & NORTH INVESTMENT
MANAGEMENT LTD.

/s/ Michael Wallberg
Signature

Michael Wallberg/Vice President
Name/Title

RBC ASSET MANAGEMENT INC.

/s/ Frank Lippa
Signature

Frank Lippa/Chief Operating Office & Chief Financial Officer
Name/Title

Index to Exhibits
Exhibit	Exhibit
99.1	Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G.  In evidence thereof, the undersigned hereby execute this Agreement as of February 8, 2010.

PHILLIPS, HAGER & NORTH INVESTMENT
MANAGEMENT LTD.

/s/ Michael Wallberg
Signature

Michael Wallberg/Vice President
Name/Title

RBC ASSET MANAGEMENT INC.

/s/ Frank Lippa
Signature

Frank Lippa/Chief Operating Officer & Chief Financial Officer
Name/Title